Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 5, 2020

To the shareholders and ADS holders of Can-Fite BioPharma Ltd. (the “Company”):

Notice is hereby given that a Special Meeting of Shareholders will be held on Wednesday, August 5, 2020, at 4:00 P.M. Israel time at our offices, 10 Bareket Street, Petach-Tikva, Israel.

The agenda of the special meeting will be as follows:

1.	To approve a grant of options to Pnina Fishman, the Company’s Chief Executive Officer and director;

2.	To re-elect Yaacov Goldman to the Company’s board of directors as an external director for a three-year term ending July 24, 2023; and

3.	To approve a grant of options to Ilan Cohn, Guy Regev, Abraham Sartani, Israel Shamay, and, subject to re-election, Yaacov Goldman, non-executive directors of the Company.

Only shareholders and holders of American Depositary Shares at the close of business on July 5, 2020 (the “Record Date”) are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. You are cordially invited to attend the special meeting in person.

If you are unable to attend the special meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the special meeting may revoke their proxies and vote their shares in person.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may either vote their shares in person at the special meeting by presenting a certificate signed by the TASE Clearing House member through which the shares or are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the Record Date, or send such certificate along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to us at 10 Bareket Street, Kiryat Matalon, PO Box 7537, Petach-Tikva, 4951778, Israel Attention: Chief Financial Officer.

By Order of the Board of Directors

Ilan Cohn
Chairman of the Board
June 29, 2020

10 Bareket Street, Kiryat Matalon

PO Box 7537

Petach-Tikva 4951778

Israel

PROXY STATEMENT

FOR SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 5, 2020

This Proxy Statement is furnished to our holders of ordinary shares, par value NIS 0.25 per share, including holders of our ordinary shares that are represented by American Depository Shares, or ADSs, in connection with the Special Meeting of Shareholders, to be held on Wednesday, August 5, 2020, at 4:00 P.M. Israel time at our offices, 10 Bareket Street, Petach-Tikva, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “Can-Fite”, “we”, “us”, “our” and the “Company” to refer to Can-Fite BioPharma Ltd. and terms such as “you” and “your” to refer to our shareholders and ADS holders.

Agenda Items

The agenda of the special meeting will be as follows:

1.	To approve a grant of options to Pnina Fishman, our Chief Executive Officer and director;

2.	To re-elect Yaacov Goldman to our board of directors as an external director for a three-year term ending July 24, 2023; and

3.	To approve a grant of options to Ilan Cohn, Guy Regev, Abraham Sartani, Israel Shamay, and, subject to re-election, Yaacov Goldman, non-executive directors of the Company.

We currently are unaware of any other matters that may be raised at the special meeting. Should any other matters be properly raised at the special meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our board of directors unanimously recommends that you vote “FOR” each of the proposals on the agenda.

Who Can Vote

Only shareholders and ADS holders at the close of business on July 5, 2020, shall be entitled to receive notice of and to vote at the special meeting.

How You Can Vote

You can vote your ordinary shares by attending the special meeting. If you do not plan to attend the special meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record, you can submit your vote by completing, signing and submitting an applicable proxy, which has been published at www.magna.isa.gov.il and www.maya.tase.co.il and which will be accessible at the “Investor Information” portion of our website, as described below under “Shareholder Meetings”.

Shareholders Holding in “Street Name,” Through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the special meeting in person.

If voting by mail, you must sign and date a proxy and attach to it a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, as applicable, on the Record Date, and return the proxy, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA.

If you choose to attend the special meeting (where ballots will be provided), you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares, as applicable, on the Record Date.

Holders of ADSs

Under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon, as depositary, or BNY Mellon, and the holders of our ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

Multiple Record Holders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. You should complete, sign, date and return each voting instruction card you receive.

Our board of directors urges you to vote your shares so that they will be counted at the special meeting or at any postponements or adjournments of the special meeting.

Solicitation

Shareholders and ADS holders may vote at the special meeting whether or not they attend. If a properly executed proxy is received by us at least 48 hours prior to the special meeting (and received by BNY Mellon no later than the date indicated on the voting instruction card, in the case of ADS holders), all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the special meeting or any adjournment thereof. Shareholders and ADS holders may revoke their proxy at any time before the deadline for receipt of powers of attorney by filing with us (in the case of holders of ordinary shares) or with BNY Mellon (in the case of holders of ADSs), a written notice of revocation or duly executed proxy bearing a later date.

Proxies are being distributed to shareholders and ADS holders on or about June 29, 2020. Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

To the extent you would like to submit a position statement with respect to the proposal described in this proxy statement pursuant to the Israeli Companies Law 5759-1999 (“Israeli Companies Law”), you may do so by delivery of appropriate notice to the our offices (Attention: Chief Financial Officer) located at 10 Bareket Street, Kiryat Matalon, PO Box 7537, Petach-Tikva 4951778, Israel, not later than ten days before the special meeting (i.e., July 26, 2020). Response of the Board to the position statement may be submitted not later than five days after the deadline for sending the position statement (i.e., July 31, 2020).

Quorum

At the close of business on June 28, 2020, we had outstanding 411,254,463 ordinary shares. Each ordinary share (including ordinary shares represented by ADSs) outstanding as of the close of business on the Record Date is entitled to one vote upon each of the matters to be voted on at the special meeting.

Under our articles of association, the special meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one week (to the same day, time and place), or to later date if so specified in the notice of the meeting. At the reconvened meeting, if there is no quorum within half an hour from the time scheduled for the meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Required

The approval of Proposal 1 is subject to the affirmative vote of the holders of a majority of the voting power represented and voting on such proposal in person or by proxy. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the Company’s compensation policy, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than 2% of the outstanding ordinary shares.

The approval of Proposal 2 is subject to the affirmative vote of the holders of a majority of the voting power represented and voting on such proposal in person or by proxy. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the appointment (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than 2% of the outstanding ordinary shares.

The approval of Proposal 3 is subject to the affirmative vote of the holders of a majority of the voting power represented and voting on such proposal in person or by proxy.

Under the Israeli Companies Law, in general, you will be deemed to be a controlling shareholder if you have the power to direct our activities, otherwise than by reason of being a director or other office holder of ours, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Can-Fite, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

In the proxy card attached to the proxy statement you will be asked to indicate whether you have a personal interest with respect the proposal. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to the proposal, their vote with respect to the proposal will be disqualified.

If you provide specific instructions (mark boxes) with regard to the proposal, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our board of directors. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (or ADSs representing shares) beneficially in street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker or BNY Mellon how to vote. A broker (and BNY Mellon) may only vote in accordance with instructions from a beneficial owner of shares or ADSs.

Availability of Proxy Materials

Copies of the voting instruction card, the Notice of the Special General Meeting and this Proxy Statement are available at the “Investor Information” portion of our website, www.canfite.com. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission, or Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSAL 1

GRANT OF OPTIONS TO CHIEF EXECUTIVE OFFICER

Background

On June 21, 2020, our compensation committee and board of directors approved the grant, subject to shareholder approval, to Dr. Pnina Fishman of 2,500,000 options to purchase 2,500,000 ordinary shares of the Company. The options will be issued under the following terms: (i) the exercise price per each such option shall be equal to the Company’s par value of each ordinary share at the time of board approval which is NIS 0.25 per ordinary share; and (ii) such options shall vest on a quarterly basis over four years such that 156,250 options shall vest at the end of each calendar quarter and that the options shall be granted in accordance with the Company’s 2013 Share Option Plan.

Proposed Resolution

It is therefore proposed that the following resolution be adopted at the meeting:

“RESOLVED, to grant an aggregate number of 2,500,000 options to purchase 2,500,000 ordinary shares to Pnina Fishman upon the terms described above.”

PROPOSAL 2

RE-ELECTION OF EXTERNAL DIRECTOR

Background

In accordance with the Israeli Companies Law and the relevant regulations, we must have at least two external directors who meet the statutory requirements of independence.  Under Israeli Companies Law, an external director serves for a term of three years, which may be extended for two additional three-year terms. Further, an external director can be removed from office only under very limited circumstances.  In addition, under the Israeli Companies Law, all of the external directors must serve on our audit committee and compensation committee (including one external director serving as the chair of our audit committee and as the chair of our compensation committee), and at least one external director must serve on each other committee of our board of directors.  If re-elected as an external director, Yaacov Goldman will continue to serve as a member of our audit committee and compensation committee.

To qualify as an external director, an individual must meet various independence requirements, including that such individual may not have, and may not have had at any time during the previous two years, any “affiliation” (as defined in the Israeli Companies Law) with the company or with certain of its affiliates. In addition, No individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director.

Yaacov Goldman and Israel Shamay are our external directors under the Israeli Companies Law. The current term of office of Mr. Goldman expires on July 24, 2020 and he may serve for up to another two three-year terms subject to re-election every three years. Biographical information concerning Mr. Goldman is set forth below.

Yaacov Goldman. Yaacov Goldman has served as external director since August 2017. Mr. Goldman provides consulting services to companies in strategic-financial areas, through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd. Mr. Goldman also serves as a director of Avgol Industries 1953 Ltd., Mivne Real Estate (K.D) Ltd., Fattal Properties (Europe) Ltd. and Prashkovsky Investments and Construction Ltd. Mr. Goldman served as the Professional Secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel from October 2004 until September 2008. Commencing in 1981, Mr. Goldman worked for Kesselman& Kesselman (Israeli member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm. From September 2000 until November 2001, Mr. Goldman served as managing director of Argoquest Holdings, LLC. Mr. Goldman holds a B.A. degree in Economics and Accounting from Tel Aviv University and is a Certified Public Accountant (Israel).

Proposed Resolution

It is therefore proposed that the following resolution be adopted at the meeting:

“RESOLVED, that the re-election of Yaacov Goldman as an external director of the Company, to serve for a three-year term ending July 24, 2023, be, and hereby is, approved in all respects.”

PROPOSAL 3

GRANT OF OPTIONS TO NON-EXECUTIVE DIRECTORS

On June 21, 2020, our compensation committee and board of directors approved the grant, subject to shareholder approval, of options to all non-executive directors of the Company, including the Company’s external directors.

Each non-executive director, Ilan Cohn, Guy Regev, Abraham Sartani, Israel Shamay and, subject to re-election, Yaacov Goldman , shall be entitled, subject to shareholder approval, to 600,000 options to purchase 600,000 ordinary shares of the Company. The options will be issued under the following terms: (i) the exercise price per each such option shall be equal to the Company’s par value of each ordinary share at the time of board approval which is NIS 0.25 per ordinary share; and (ii) such options shall vest on a quarterly basis over four years such that 37,500 options shall vest at the end of each calendar quarter and that the options shall be granted in accordance with the Company’s 2013 Share Option Plan.

Proposed Resolution

It is therefore proposed that the following resolution be adopted at the meeting:

“RESOLVED, to grant an aggregate number of 600,000 options to purchase 600,000 ordinary shares to each of Ilan Cohn, Guy Regev, Abraham Sartani, Israel Shamay and Yaacov Goldman, upon the terms described above.”

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER AND ADS HOLDERS VOTE HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JUNE 29, 2020. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JUNE 29, 2020, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS AND ADS HOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the special meeting, but, if any other matters are properly presented at the special meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Ilan Cohn
Chairman of the Board
Dated: June 29, 2020